Second Amendment to letter of Intent

This Amendment is made to letter of intent date 9th day of January 2013. By and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and Seller, Jewel Real Estate1086 Master LLLP. (having the following partners, Shah Mathias, Sarah Mathias (daughter) and Jewel Mathis (son)) Or its successor or assign's and final buyer Hi Speed Rail facilities provider, Inc.

The expiration date has been extended to 9th day of January 2014 at 6:00 pm.

This amendment is accepted by all undersigned parties

As to Buyer:

Buyer Ameri Metro, Inc.

BY: ______________ CFO DATE 8/20/13

As

Seller:

Seller: Jewel Real Estate 1086 Master LLLP.

BY: Sarah Mathias DATE 8/20/13

As to end user:

Hi Speed Rail facilities provider, Inc.

BY: ______________ / CHIEF INVESTMENT OFFICER DATE 8/20/13